EXHIBIT 1

     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
            SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         BMO Nesbitt Burns Capital (U.S.), Inc., a Delaware corporation, is a wholly-owned subsidiary of BMO Nesbitt Burns Equity Group (U.S.), Inc., a Delaware corporation. BMO Nesbitt Burns Equity Group (U.S.), Inc. is a wholly-owned subsidiary of Harris Financial Corp., a Delaware corporation. Harris Financial Corp. is a wholly-owned subsidiary of Bank of Montreal, a Canadian corporation. BMO Nesbitt Burns Capital (U.S.), Inc. is reporting as a passive investor pursuant to Rule 13d-1(c).